August 30, 2024

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

       Re: Polyrizon Ltd.
           Amendment No. 6 to Registration Statement on Form F-1
           Filed August 14, 2024
           File No. 333-266745
Dear Tomer Izraeli:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Amendment No. 6 to Registration Statement on Form F-1
Cover Page

1. We note your revised disclosure in response to prior comment 1. Please revise your cover page and disclosure elsewhere, as appropriate, to specify the total number of shares being registered with respect to the units.
2. Please revise your cover page to state that the secondary offering will not commence until after the closing of your initial public offering and to discuss the duration of the secondary offering. Refer to Item 501(b)(3) of Regulation S-K.
Dilution, page 66

3. We note that the table on page 67 reflects the number of Ordinary Shares purchased from you as part of the Units, as of December 31, 2023. Please update your disclosure to be representative as of a more recent date.
 August 30, 2024
Page 2

Certain Relationships and Related Party Transactions, page 126

4. Please revise this section to clarify the relationship of each entity to the company or its affiliates, and to provide all information required by Item 404 of Regulation S-K to the extent you have not done so. For example, with respect to the August 2021 Share
       Purchase Agreement, identify the "certain investors, including certain of [your] directors and officers" with whom you entered into this agreement, the amounts of each individual's interests. Please refer to Item 404(a) of Regulation S-K. Please clarify the terms of the
       June 2023 securities purchase agreement pursuant to which Xylo Technologies was able to pay an equivalent of $60,000 by transfer of shares. In addition, please revise the Loans with Related Parties to clarify the interest rates for each loan, when the interest is payable, conversion features and all material terms of the agreements. Finally, please revise to disclose all related parties. We note director Liron Carmel signed
Exhibit 10.16 on behalf
       of lender Medigus Ltd. Please revise or advise.
Selling Shareholders, page 137

5. Please clarify the amount of Ordinary Shares owned by each selling shareholder following the sale of the maximum number of shares included in this offering. We note the disclosure on page Alt-4 of the selling shareholder prospectus. Polyrizon Ltd. Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

6. We note the limiting paragraph regarding the 1.1494 to one forward stock split and await the updated auditors' report and consent.
General

7. We note your revised disclosure in response to prior comment 6. Please revise to provide the title and date of each study or article, and clarify whether any of the cited reports or studies were commissioned by the Company.
8. We note the changes in selling shareholders, and their respective shares, included in your resale prospectus. We note the resale prospectus has been including in this offering since your second amended registration statement filed November 19, 2022. Please provide the following analysis:
           Why you are able to register additional shares sold to selling security holders, in particular newly named selling security holders, after the resale registration statement was filed. Refer to Securities Act Section 5 Compliance and
Disclosure
           Interpretation (C&DI) 134.01.
           Whether the added security holders are acting as underwriters selling on behalf of the company. Refer to Securities Act Rules C&DI 612.09.
           Why shares that will not be issued to SciSparc Ltd. until the IPO, the number of which will depend on the IPO market price, are able to be registered in the resale prospectus. Refer to Securities Act Section 5 C&DIs 139.11.
       In providing your response, please include the date of sale of the securities and circumstances surrounding the sale with respect to each selling security holder.
 August 30, 2024
Page 3

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   David Huberman, Esq.